UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Marqeta, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

57142B104

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57142B104	SCHEDULE 13G	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS ICONIQ Strategic Partners III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 20,491,945 (1)(2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 20,491,945 (1)(2)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,491,945 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.1% (3)
12.	TYPE OF REPORTING PERSON PN

(1)

Represents 20,491,945 shares of Common Stock consisting of (i) 143,245 shares of Class A Common Stock and (ii) 20,348,700 shares of Class B Common Stock held directly by ICONIQ Strategic Partners III, L.P.

(2)

Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. Each share of Class B Common Stock is convertible into one share of the Issuer’s Class A common stock at any time and will convert automatically into Class A Common Stock on the date that is ten years from the date of the prospectus used in connection with the Issuer’s initial public offering and upon the occurrence of certain events as set forth in the Issuer’s certificate of incorporation.

(3)

The percent of class was calculated based on (i) 232,493,282 shares of Class A Common Stock outstanding as of November 5, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 10, 2021, plus (ii) 20,348,700 shares of the Issuer’s Class B Common Stock held by the reporting person as of December 31, 2021, which are treated as converted into Class A Common Stock only for the purpose of computing the reporting person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. 57142B104	SCHEDULE 13G	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS ICONIQ Strategic Partners III-B, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 21,898,220 (1)(2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 21,898,220 (1)(2)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,898,220 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.6% (3)
12.	TYPE OF REPORTING PERSON PN

(1)

Represents 21,898,220 shares of Common Stock consisting of (i) 153,051 shares of Class A Common Stock and (ii) 21,745,169 shares of Class B Common Stock held directly by ICONIQ Strategic Partners III-B, L.P. Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes..

(2)

Each share of Class B Common Stock is convertible into one share of the Issuer’s Class A common stock at any time and will convert automatically into Class A Common Stock on the date that is ten years from the date of the prospectus used in connection with the Issuer’s initial public offering and upon the occurrence of certain events as set forth in the Issuer’s certificate of incorporation

(3)

The percent of class was calculated based on (i) 232,493,282 shares of Class A Common Stock outstanding as of November 5, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 10, 2021, plus (ii) 21,745,169 shares of the Issuer’s Class B Common Stock held by the reporting person as of December 31, 2021, which are treated as converted into Class A Common Stock only for the purpose of computing the reporting person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. 57142B104	SCHEDULE 13G	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS ICONIQ Strategic Partners III GP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 42,390,165 (1)(2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 42,390,165 (1)(2)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,390,165 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.4% (3)
12.	TYPE OF REPORTING PERSON PN

(1)

Represents 42,390,165 shares of Common Stock consisting of (i) 296,296 shares of Class A Common Stock and (ii) 42,093,869 shares of Class B Common Stock held directly by ICONIQ Strategic Partners III, L.P. and ICONIQ Strategic Partners III-B, L.P. ICONIQ Strategic Partners III GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners III, L.P. and ICONIQ Strategic Partners III-B, L.P. and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners III, L.P. and ICONIQ Strategic Partners III-B, L.P.

(2)

Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. Each share of Class B Common Stock is convertible into one share of the Issuer’s Class A common stock at any time and will convert automatically into Class A Common Stock on the date that is ten years from the date of the prospectus used in connection with the Issuer’s initial public offering and upon the occurrence of certain events as set forth in the Issuer’s certificate of incorporation.

(3)

The percent of class was calculated based on (i) 232,493,282 shares of Class A Common Stock outstanding as of November 5, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 10, 2021, plus (ii) 42,093,869 shares of the Issuer’s Class B Common Stock held by the reporting person as of December 31, 2021, which are treated as converted into Class A Common Stock only for the purpose of computing the reporting person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. 57142B104	SCHEDULE 13G	Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSONS ICONIQ Strategic Partners III TT GP, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 42,390,165 (1)(2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 42,390,165 (1)(2)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,390,165 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.4% (3)
12.	TYPE OF REPORTING PERSON CO

(1)

Represents 42,390,165 shares of Common Stock consisting of (i) 296,296 shares of Class A Common Stock and (ii) 42,093,869 shares of Class B Common Stock held directly by ICONIQ Strategic Partners III, L.P. and ICONIQ Strategic Partners III-B, L.P. ICONIQ Strategic Partners III GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners III, L.P. and ICONIQ Strategic Partners III-B, L.P. and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners III, L.P. and ICONIQ Strategic Partners III-B, L.P.

(2)

Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. Each share of Class B Common Stock is convertible into one share of the Issuer’s Class A common stock at any time and will convert automatically into Class A Common Stock on the date that is ten years from the date of the prospectus used in connection with the Issuer’s initial public offering and upon the occurrence of certain events as set forth in the Issuer’s certificate of incorporation.

(3)

The percent of class was calculated based on (i) 232,493,282 shares of Class A Common Stock outstanding as of November 5, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 10, 2021, plus (ii) 42,093,869 shares of the Issuer’s Class B Common Stock held by the reporting person as of December 31, 2021, which are treated as converted into Class A Common Stock only for the purpose of computing the reporting person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. 57142B104	SCHEDULE 13G	Page 6 of 12 Pages

1.	NAMES OF REPORTING PERSONS Divesh Makan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 42,390,165 (1)(2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 42,390,165 (1)(2)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,390,165 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.4% (3)
12.	TYPE OF REPORTING PERSON IN

(1)

Represents 42,390,165 shares of Common Stock consisting of (i) 296,296 shares of Class A Common Stock and (ii) 42,093,869 shares of Class B Common Stock held directly by ICONIQ Strategic Partners III, L.P. and ICONIQ Strategic Partners III-B, L.P. ICONIQ Strategic Partners III GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners III, L.P. and ICONIQ Strategic Partners III-B, L.P. and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners III, L.P. and ICONIQ Strategic Partners III-B, L.P. Divesh Makan and William J.G. Griffith are the sole equity holders of ICONIQ Strategic Partners III TT GP, Ltd.

(2)

Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. Each share of Class B Common Stock is convertible into one share of the Issuer’s Class A common stock at any time and will convert automatically into Class A Common Stock on the date that is ten years from the date of the prospectus used in connection with the Issuer’s initial public offering and upon the occurrence of certain events as set forth in the Issuer’s certificate of incorporation.

(3)

The percent of class was calculated based on (i) 232,493,282 shares of Class A Common Stock outstanding as of November 5, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 10, 2021, plus (ii) 42,093,869 shares of the Issuer’s Class B Common Stock held by the reporting person as of December 31, 2021, which are treated as converted into Class A Common Stock only for the purpose of computing the reporting person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. 57142B104	SCHEDULE 13G	Page 7 of 12 Pages

1.	NAMES OF REPORTING PERSONS William J.G. Griffith
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 42,390,165 (1)(2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 42,390,165 (1)(2)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,390,165 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.4% (3)
12.	TYPE OF REPORTING PERSON IN

(1)

Represents 42,390,165 shares of Common Stock consisting of (i) 296,296 shares of Class A Common Stock and (ii) 42,093,869 shares of Class B Common Stock held directly by ICONIQ Strategic Partners III, L.P. and ICONIQ Strategic Partners III-B, L.P. ICONIQ Strategic Partners III GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners III, L.P. and ICONIQ Strategic Partners III-B, L.P. and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners III, L.P. and ICONIQ Strategic Partners III-B, L.P. Divesh Makan and William J.G. Griffith are the sole equity holders of ICONIQ Strategic Partners III TT GP, Ltd.

(2)

Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. Each share of Class B Common Stock is convertible into one share of the Issuer’s Class A common stock at any time and will convert automatically into Class A Common Stock on the date that is ten years from the date of the prospectus used in connection with the Issuer’s initial public offering and upon the occurrence of certain events as set forth in the Issuer’s certificate of incorporation.

(3)

The percent of class was calculated based on (i) 232,493,282 shares of Class A Common Stock outstanding as of November 5, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 10, 2021, plus (ii) 42,093,869 shares of the Issuer’s Class B Common Stock held by the reporting person as of December 31, 2021, which are treated as converted into Class A Common Stock only for the purpose of computing the reporting person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. 57142B104	SCHEDULE 13G	Page 8 of 12 Pages

Item 1.	Issuer

	(a)	Name of Issuer:

Marqeta, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

18 Grand Avenue, 6th Floor Oakland, CA 94612

Item 2.	Filing Person

	(a) – (c)	Name of Persons Filing; Address; Citizenship:

		(i)	ICONIQ Strategic Partners III, L.P., a Cayman Islands exempted limited partnership (“ICONIQ III”).

		(ii)	ICONIQ Strategic Partners III-B, L.P., a Cayman Islands exempted limited partnership (“ICONIQ III-B”, and together with ICONIQ III, the “ICONIQ III Funds”).

		(iii)	ICONIQ Strategic Partners III GP, L.P., a Cayman Islands exempted limited partnership (“ICONIQ III GP”), the sole general partner of the ICONIQ III Funds.

		(iv)	ICONIQ Strategic Partners III TT GP, Ltd., a Cayman Islands exempted company (“ICONIQ III Parent GP”), the sole general partner of ICONIQ III GP.

		(v)	Divesh Makan, a citizen of the United States (“Makan”).

		(vi)	William J.G. Griffith, a citizen of the United States (“Griffith”), together with Makan, are the sole equity holders of ICONIQ III Parent GP.

The address of the principal business office of each of the reporting persons is c/o ICONIQ Capital, 394 Pacific Avenue, 2nd Floor, San Francisco, CA 94111.

	(d)	Title of Class of Securities:

Class A common stock, par value $0.0001 per share ( “Class A Common Stock”)

	(e)	CUSIP Number:

57142B104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 57142B104	SCHEDULE 13G	Page 9 of 12 Pages

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

	(a) and (b)	Amount beneficially owned:

		(i)	ICONIQ III directly owns 20,491,945 shares of Common Stock consisting of (i) 143,245 shares of Class A Common Stock and (ii) 20,348,700 shares of Class B Common Stock, which represents approximately 8.1% of the outstanding Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

		(ii)	ICONIQ III-B directly owns 21,898,220 shares of Common Stock consisting of (i) 153,051 shares of Class A Common Stock and (ii) 21,745,169 shares of Class B Common Stock, which represents approximately 8.6% of the outstanding Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

		(iii)	ICONIQ III GP may be deemed to beneficially own 42,390,165 shares of Common Stock consisting of (i) 296,296 shares of Class A Common Stock and (ii) 42,093,869 shares of Class B Common Stock held by the ICONIQ III Funds, which represents approximately 15.4% of the outstanding Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

		(iv)	ICONIQ III Parent GP may be deemed to beneficially own 42,390,165 shares of Common Stock consisting of (i) 296,296 shares of Class A Common Stock and (ii) 42,093,869 shares of Class B Common Stock held by the ICONIQ III Funds, which represents approximately 15.4% of the outstanding Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

		(v)	Makan may be deemed to beneficially own 42,390,165 shares of Common Stock consisting of (i) 296,296 shares of Class A Common Stock and (ii) 42,093,869 shares of Class B Common Stock held by the ICONIQ III Funds, which represents approximately 15.4% of the outstanding Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

(vi)

Griffith may be deemed to beneficially own 42,390,165 shares of Common Stock consisting of (i) 296,296 shares of Class A Common Stock and (ii) 42,093,869 shares of Class B Common Stock held by the ICONIQ III Funds, which represents approximately 15.4% of the outstanding Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

The percent of class was calculated based on (i) 232,493,282 shares of Class A Common Stock outstanding as of November 5, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 10, 2021, plus (ii) the shares of the Issuer’s Class B Common Stock held by the reporting person as of December 31, 2021, which are treated as converted into Class A Common Stock only for the purpose of computing the reporting person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

	(c)	Number of shares as to which such person has:

	Number of Class A Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
ICONIQ III	20,491,945	0	20,491,945	0
ICONIQ III-B	21,898,220	0	21,898,220	0
ICONIQ III GP	42,390,165	0	42,390,165	0
ICONIQ III Parent GP	42,390,165	0	42,390,165	0
Makan	42,390,165	0	42,390,165	0
Griffith	42,390,165	0	42,390,165	0

(i)  Sole power to vote or direct the vote

(ii)  Shared power to vote or to direct the vote

(iii)   Sole power to dispose or to direct the disposition of

(iv) Shared power to dispose or to direct the disposition of

CUSIP No. 57142B104	SCHEDULE 13G	Page 10 of 12 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-5(b)(1).

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 57142B104	SCHEDULE 13G	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

ICONIQ Strategic Partners III, L.P., a Cayman Islands exempted limited partnership

By:	ICONIQ Strategic Partners III GP, L.P., a Cayman Islands Exempted limited partner, its General Partner

By:	ICONIQ Strategic Partners III TT GP, Ltd, a Cayman Islands exempted company, its General Partner

By:	Kevin Foster
Title:	Authorized Person

/s/ Kevin Foster
Signature of Reporting Person

ICONIQ Strategic Partners III-B, L.P., a Cayman Islands exempted limited partnership

By:	ICONIQ Strategic Partners III GP, L.P., a Cayman Islands exempted limited partnership, its General Partner

By:	ICONIQ Strategic Partners III TT GP, Ltd., a Cayman Islands exempted company, its General Partner

By:	Kevin Foster
Title:	Authorized Person

/s/ Kevin Foster
Signature of Reporting Person

ICONIQ Strategic Partners III GP, L.P., a Cayman Islands exempted limited partnership

By:	ICONIQ Strategic Partners III TT GP, Ltd., a Cayman Islands exempted company, its General Partner

By:	Kevin Foster
Title:	Authorized Person

/s/ Kevin Foster
Signature of Reporting Person

CUSIP No. 57142B104	SCHEDULE 13G	Page 12 of 12 Pages

ICONIQ Strategic Partners III TT GP, Ltd., a Cayman Islands exempted company

By:	Kevin Foster
Title:	Authorized Person

/s/ Kevin Foster
Signature of Reporting Person

Divesh Makan

/s/ Divesh Makan
Signature of Reporting Person

William J.G. Griffith

/s/ William J.G. Griffith
Signature of Reporting Person